UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Removal of a Direct Subsidiary – Woori Investment Bank Co., Ltd.

On August 1, 2024, Woori Financial Group Inc. (“Woori Financial Group”) disclosed the removal of Woori Investment Bank Co., Ltd. as a direct subsidiary pursuant to the board resolution previously disclosed through a Report of Foreign Private Issuer on Form 6-K furnished on May 3, 2024, as it ceased to exist following its merger with and into Woori Investment Securities Co., Ltd. (formerly Korea Foss Securities Co., Ltd.) on August 1, 2024.

Key Details

1.	Company name: Woori Investment Bank Co., Ltd.

2.	Primary area of business: Merchant banking

3.	Key financial figures (based on the financial statements as of December 31, 2023):

1)	Total assets (in millions of KRW): 6,375,625

2)	Total liabilities (in millions of KRW): 5,273,890

3)	Total stockholders’ equity (in millions of KRW): 1,101,735

4)	Capital stock (in millions of KRW): 691,425

4.	Share ownership ratio before addition as a direct subsidiary: 100%

5.	Proportion of the share payment compared to Woori Financial Group’s total assets (as of December 31, 2023 and on a non-consolidated basis) before removal as a direct subsidiary: 4.7%

6.	Date of removal: August 1, 2024

7.	Total number of direct subsidiaries of Woori Financial Group after the removal of Woori Investment Bank Co., Ltd. as a direct subsidiary: 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 1, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President